FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2013 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On November 8, 2013, the Registrant issued Management’s Discussion And Analysis Of Financial Condition And Results Of Operations for the nine months ended September 30, 2013 along with an explanation of the review process associated with the approval of the 2012 CEO bonus. Attached hereto are the following exhibits:

Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition And Results Of Operations for the nine months ended September 30, 2013

Exhibit 99.2	Background and review process in connection with the approval in Q3 of the 2012 CEO bonus

The information set forth in this report on form 6-K, including Exhibit 99.1 (but excluding Exhibit 99.2) is hereby incorporated by reference into all effective registration statements filed by the registrant under the securities act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 8, 2013	By:	/s/ Nati Somekh
Nati Somekh Corporate Secretary